BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), communicates to its shareholders and to the market in general that Nutrinvestment BV and Banvit Bandirma Vitaminli Yem Sanayii AS, companies indirectly controlled by the Company, executed, on the present date, with Aaylex System Group S.A., a Sale and Purchase Agreement providing for the terms and conditions for the sale of 100% of the shares held in Banvitfoods SRL, engaged in the activities of manufacture of animal feed and egg hatchery in Romania.

The transaction amount is EUR 20,300,000.00 (twenty million and three hundred thousand Euros), equivalent to approximately R$ 126,100,000.00 (one hundred and twenty six million, one hundred thousand Brazilian Reais), which will be paid at the closing of the transaction, expected to occur after the verification of conditions precedent applicable to transactions of such nature, including the approval of the local antitrust authority. The accounting effects of this transaction will be determined and reflected, both in the 2020 financial statements, and at the time of the effective divestment.

The Company will keep its shareholders and the market duly and properly informed about any material repercussions regarding the transaction hereby mentioned.

São Paulo, December 17, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.